Pernod Ricard

03 MAR 25 AM 7:21

LL/NH – SEC avis de réunion

Le 20 mars 2003

03007774

DHL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

<u>A l'attention de Mrs. Felicia KUNG</u>

Objet : PERNOD RICARD - Exemption Request for ADR's Under Rule 1293-2(b)

Sous référence : 82-3361

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Madame,

Nous vous prions de trouver, joint à la présente, **l'Avis Préalable de Réunion valant Avis de Convocation** de notre Assemblée Générale Mixte qui se tiendra le :

7 mai 2003

Cet avis sera publié le 24 mars 2003, au Bulletin des Annonces Légales Obligatoires (BALO).

Nous vous en souhaitons bonne réception et vous prions d'agréer, Madame, l'expression de nos salutations distinguées.

Laurent LACASSAGNE
Directeur Financier

dlw 3/31

Copie : Gérard LEROUX
Antoine PERNOD

AP/DD/116-d.2003
20/03/2003

03 MAR 25 AM 7:21

PERNOD RICARD
Société Anonyme au capital de 218 500 651,10 Euros
Siège Social : 12, place des Etats-Unis - 75116 PARIS
R.C.S. : PARIS 582 041 943

ASSEMBLEE GENERALE MIXTE

AVIS PREALABLE DE REUNION VALANT AVIS DE CONVOCATION

Les Actionnaires sont informés, en application des dispositions de l'article 123 du décret n°67-236 du 23 mars 1967, qu'ils sont convoqués pour le :

Mercredi 7 Mai 2003

Galerie du Carrousel du Louvre
99, rue de Rivoli
75001 PARIS

En Assemblée Générale Mixte, à 10 h 45, à l'effet de délibérer sur l'ordre du jour suivant :

1/ Ordre du jour à caractère ordinaire

- Rapport de gestion du Conseil d'Administration et rapports des Commissaires aux Comptes concernant l'exercice clos le 31 décembre 2002, approbation des bilans, comptes et annexes présentés.
- Approbation des comptes consolidés, quitus au Conseil d'Administration.
- Affectation et répartition des résultats ; fixation des dividendes.
- Approbation des conventions réglementées.
- Ratification du transfert du siège social.
- Ratification de la cooptation d'un nouvel administrateur.
- Nomination de nouveaux administrateurs.
- Renouvellement de mandats d'administrateurs.
- Constatation de la démission d'un Commissaire aux Comptes titulaire et nomination d'un nouveau Commissaire aux Comptes titulaire en remplacement.
- Nomination d'un Commissaire aux Comptes suppléant.

- Fixation des jetons de présence alloués au Conseil d'Administration.

- Autorisation à donner au Conseil d'Administration à l'effet d'acheter les propres actions de la société dans les limites fixées par l'article L.225-209 du Code de commerce.

2/ <u>Ordre du jour à caractère extraordinaire</u>

- Autorisation à donner au Conseil d'Administration à l'effet d'annuler les propres actions de la société acquises par elle en application de l'article L.225-209 du Code de Commerce.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital social par émission d'actions réservées aux adhérents d'un plan d'épargne d'entreprise et/ou d'un plan partenarial d'épargne salariale volontaire établis en application des articles L.443-1 et suivants du Code du travail et à l'effet de leur attribuer gratuitement des actions ou d'autres titres donnant accès au capital.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital, soit par émission, avec maintien du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la société, soit par incorporation de réserves, primes et bénéfices.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital par émission, avec suppression du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la société.

- Suspension des délégations de pouvoirs conférées au Conseil d'Administration à l'effet de procéder à l'augmentation de capital en période d'offre publique d'achat ou d'échange sur les titres de la société, sauf pour les opérations approuvées dans leur principe antérieurement au dépôt de l'offre.

- Pouvoirs en vue de l'accomplissement des formalités requises.

PARTIE RELEVANT DE LA COMPETENCE D'UNE ASSEMBLEE GÉNÉRALE ORDINAIRE

PROJETS DE RESOLUTIONS

PREMIERE RESOLUTION (Approbation des comptes sociaux)

L'Assemblée Générale, après avoir pris connaissance du rapport de gestion et des rapports des Commissaires aux Comptes concernant l'exercice clos le 31 décembre 2002 et après que lui ont été présentés le compte de résultat, le bilan et les annexes afférents à cet exercice, et faisant apparaître un solde bénéficiaire de 345 778 498,05 Euros, approuve tels qu'ils sont présentés ces comptes, bilan, annexes et toutes les opérations qu'ils traduisent.

DEUXIEME RESOLUTION (Approbation des comptes consolidés)

L'Assemblée Générale, après avoir pris connaissance du rapport de gestion et des rapports des Commissaires aux Comptes sur les comptes consolidés établis au 31 décembre 2002 approuve ces comptes.

L'Assemblée Générale donne quitus entier et définitif au Conseil d'Administration de sa gestion pour l'exercice 2002.

TROISIEME RESOLUTION (Affectation du résultat)

L'Assemblée Générale approuve l'affectation des résultats proposée par le Conseil d'Administration et constate que le bénéfice distribuable de l'exercice se calcule comme suit :

▪ Résultat bénéficiaire de l'exercice	345 778 498,05 €
▪ Report à nouveau créditeur	119 878 482,00 €
▪ **Montant distribuable**	465 656 980,05 €

Elle décide d'affecter ledit bénéfice de la manière suivante :

▪ Dotation à la réserve légale	187,55 €
▪ Dotation à la réserve spéciale des plus-values à long terme	0,00 €

- Somme nécessaire pour servir aux actionnaires à titre de premier dividende une somme égale à 6 % du capital social, soit 0,186 Euro par action : 13 110 039,07 €

- Somme nécessaire pour servir aux actionnaires à titre de dividende complémentaire 1,614 Euros par action 113 761 306,73€

- Précompte mobilier 0,00 €

- Le solde étant reporté à nouveau, soit 338 785 446,70 €

- **Montant réparti** 465 656 980,05 €

Elle fixe donc à 1,80 Euros pour chacune des 70.484.081 actions le dividende de l'exercice ouvrant droit à un avoir fiscal de 0,90 Euro par action (sur la base d'un avoir fiscal à 50 %). Le dividende total unitaire de l'exercice s'élève à 2,70 Euros (sur la base d'un avoir fiscal à 50 %). Lors de leur mise en paiement, les dividendes correspondant aux actions détenues par la Société seront déduits du dividende global et seront affectés au compte « Report à nouveau ».

L'Assemblée Générale décide que ce dividende correspondant au coupon n° 94 sera mis en paiement le 15 mai 2003 :

- Par chèque barré pour les actions inscrites en compte « Nominatif pur » ;

- par crédit en compte auprès des banques, entreprises d'investissement et établissements financiers dépositaires des titres pour les actions au « Porteur » ou inscrites en compte « Nominatif administré »,

et ce pour le montant sus-indiqué de 1,80 Euros par action diminué de l'acompte de 0,90 Euro décidé les 17 décembre 2002 et 28 janvier 2003 et mis en paiement les 14 janvier 2003 et 5 mars 2003.

L'Assemblée Générale donne acte au Conseil d'Administration que, conformément aux dispositions de l'Article 243 bis du Code Général des Impôts, il lui a été précisé que les montants des dividendes mis en distribution au titre des trois exercices précédents et celui de l'avoir fiscal correspondant ont été les suivants :

	Nombre d'actions	*Montant net*	*Avoir fiscal*	*Revenu global*
1999	56 386 660	1,60 EUR	0,80 EUR	2,40 EUR
2000	56 386 660	1,60 EUR	0,80 EUR	2,40 EUR
2001	56 386 660	1,80 EUR	0,90 EUR	2,70 EUR

QUATRIEME RESOLUTION (Approbation des conventions réglementées)

L'Assemblée Générale, statuant sur le rapport spécial présenté par les Commissaires aux Comptes, en application des dispositions légales en la matière, approuve les conventions visées dans ce rapport et intervenues ou dont l'exécution s'est poursuivie au cours de l'exercice 2002.

CINQUIEME RESOLUTION (Ratification du transfert du siège social)

L'Assemblée Générale ratifie le transfert du siège social du 142, boulevard Haussmann à PARIS 8ème arrondissement au 12, place des Etats-Unis à PARIS 16ème arrondissement et la modification statutaire en résultant, décidé par le Conseil d'Administration au cours de sa réunion du 1er octobre 2002.

SIXIEME RESOLUTION (Ratification de la cooptation d'un administrateur)

L'Assemblée Générale ratifie la cooptation, en qualité d'administrateur, de Lord DOURO, Arthur Charles Valerian WELLESLEY, en remplacement de Monsieur Jean-René FOURTOU, administrateur démissionnaire dont le mandat prend fin à l'issue de la présente Assemblée Générale Ordinaire.

SEPTIEME RESOLUTION (Nomination d'un nouvel administrateur)

L'Assemblée Générale élit Monsieur Didier PINEAU-VALENCIENNE en qualité d'administrateur pour une durée de six (6) années qui prendra fin à l'issue de l'Assemblée Générale qui statuera en 2009 sur les comptes de l'exercice écoulé.

HUITIEME RESOLUTION (Nomination d'un nouvel administrateur)

L'Assemblée Générale élit Monsieur William WEBB en qualité d'administrateur pour une durée de six (6) années qui prendra fin à l'issue de l'Assemblée Générale qui statuera en 2009 sur les comptes de l'exercice écoulé.

NEUVIEME RESOLUTION (Renouvellement du mandat d'un administrateur)

L'Assemblée Générale renouvelle le mandat d'administrateur de Monsieur Jean-Dominique COMOLLI pour une durée de six (6) années qui prendra fin à l'issue de la réunion de l'Assemblée Générale qui statuera en 2009 sur les comptes de l'exercice écoulé.

DIXIEME RESOLUTION (Renouvellement du mandat d'un administrateur)

L'Assemblée Générale renouvelle le mandat d'administrateur de la société PAUL RICARD, avec pour représentant permanent Madame Béatrice BAUDINET, pour une durée de six (6) années qui prendra fin à l'issue de la réunion de l'Assemblée Générale qui statuera en 2009 sur les comptes de l'exercice écoulé.

ONZIEME RESOLUTION (Renouvellement du mandat d'un administrateur)

L'Assemblée Générale renouvelle le mandat d'administrateur de Lord DOURO, pour une durée de six (6) années qui prendra fin à l'issue de la réunion de l'Assemblée Générale qui statuera en 2009 sur les comptes de l'exercice écoulé.

DOUZIEME RESOLUTION (Démission d'un Commissaire aux Comptes titulaire et nomination d'un nouveau Commissaire aux Comptes titulaire en remplacement.

L'Assemblée Générale, constatant la démission de la Compagnie Consulaire d'expertise comptable Jean Delquié de ses fonctions de Commissaire aux Comptes titulaire à effet de ce jour, décide de nommer, pour la remplacer en qualité de Commissaire aux Comptes titulaire, la société Deloitte Touche Tohmatsu, dont le siège est 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine, pour la durée restant à courir du mandat de son prédécesseur, soit jusqu'à l'issue de l'Assemblée Générale appelée à se prononcer sur les comptes de l'exercice clos le 31 décembre 2004.

TREIZIEME RESOLUTION (Nomination d'un Commissaire aux Comptes suppléant)

L'Assemblée Générale décide de nommer la société BEAS, dont le siège est 7, 9 Villa Houssay 92524 Neuilly-sur-Seine, en qualité de Commissaire aux Comptes suppléant de la société Deloitte Touche Tohmatsu, Commissaire aux Comptes titulaire pour la durée du mandat de cette dernière à savoir jusqu'à l'issue de l'Assemblée Générale appelée à se prononcer sur les comptes de l'exercice clos le 31 décembre 2004.

QUATORZIEME RESOLUTION (Fixation des jetons de présence)

L'Assemblée Générale décide de porter à 528 000 Euros le montant global des jetons de présence du Conseil d'Administration.

Ce montant, applicable à l'exercice en cours, sera maintenu jusqu'à décision contraire.

QUINZIEME RESOLUTION (Autorisation donnée au Conseil d'Administration à l'effet d'acheter les propres actions de la société)

L'Assemblée Générale, sur proposition du Conseil d'Administration :

1/ Autorise la Société, pour une durée de dix-huit mois à compter du jour de la présente assemblée, à acheter ses propres actions, dans la limite de 10 % du capital social, soit 7.048.408 actions sur la base du nombre d'actions existant au 18 mars 2003 en vue de poursuivre, par ordre de priorité décroissant indicatif, les objectifs suivants :

- La remise de titres à l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société ;

- La régularisation de cours par intervention systématique en contre-tendance, sur le marché du titre ;

- La cession, l'échange ou le transfert des titres achetés par tous moyens en fonction des opportunités ;

- L'attribution d'actions aux salariés de la Société et de son groupe soit par attribution d'options d'achat, soit dans le cadre de la participation des salariés aux fruits de l'expansion de l'entreprise, soit selon toute autre formule légale visant à favoriser l'épargne salariale ;

- L'annulation éventuelle des actions en vue d'optimiser le résultat par action et d'optimiser la rentabilité des fonds propres.

Les actions pourront être achetées par intervention sur le marché ou autrement, notamment par achat de blocs de titres ou par utilisation de tout instrument financier dérivé négocié sur un marché réglementé ou de gré à gré, et la mise en place de stratégies optionnelles telles des options de ventes, dans les conditions et limites fixées par les autorités du marché. La part du programme réalisée par acquisition de blocs de titres pourra atteindre l'intégralité du programme de rachat. La société se réserve la faculté d'utiliser le programme en période d'offre publique d'acquisition, en procédant à des rachats et à des ventes d'actions, si la réglementation boursière l'y autorise.

Le prix maximum d'achat par action sera de 120 Euros, ou la contre-valeur de ce montant en toute monnaie.

Les actions propres ainsi acquises pourront être cédées dans la limite d'un prix minimum unitaire de cession de 40 Euros, ou la contre-valeur de ce montant en toute monnaie.

Le Conseil d'Administration est habilité, en cas de modification du montant nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de regroupement de titres, de distribution de réserves ou de tous autres actifs, ou de toute autre opération portant sur les capitaux propres, à ajuster les prix maximum d'achat et minimum de vente, afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action.

Le montant maximum des fonds destinés à la réalisation de ce programme sera de 845.808.960 Euros, ou la contre-valeur de ce montant en toute monnaie.

2/ Donne tous pouvoirs au Conseil d'Administration, dans les limites ci-dessus fixées, à l'effet d'accomplir ou de faire accomplir toutes opérations s'inscrivant dans le cadre de la présente résolution, effectuer toutes formalités requises par la législation et la réglementation en vigueur, et plus généralement faire le nécessaire.

Cette autorisation annule et remplace celle, de même nature, décidée par l'Assemblée Générale du 31 mai 2002, à laquelle elle se substitue.

PARTIE RELEVANT DE LA COMPÉTENCE D'UNE ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

PROJETS DE RESOLUTIONS

SEIZIEME RESOLUTION (Autorisation donnée au Conseil d'Administration à l'effet d'annuler les propres actions de la société acquises par elle)

Connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes, l'Assemblée Générale autorise le Conseil d'Administration à réduire le capital social pour annuler tout ou partie des actions achetées en application de l'article L.225-209 du Code de commerce et non affectées au plan d'options d'achat d'actions à consentir aux cadres à haut niveau de responsabilités et aux mandataires sociaux salariés de la société ou des sociétés qui lui sont liées dans les conditions visées à l'article L 225-180 du Code de Commerce.

Le montant nominal maximum de la réduction de capital autorisée s'élève, sur la base du capital actuel, à 21.850.065,11 Euros.

L'Assemblée Générale délègue au Conseil d'Administration tous les pouvoirs nécessaires pour réaliser la réduction de capital autorisée.

La présente autorisation, qui annule et remplace l'autorisation de même nature conférée par l'Assemblée Générale du 31 mai 2002, est donnée pour une durée de vingt quatre mois à compter de la présente assemblée.

DIX SEPTIEME RESOLUTION (Délégation de pouvoirs donnée au Conseil d'Administration à l'effet de procéder à l'augmentation du capital par émission d'actions réservées aux adhérents à un PEE et/ou à un PPESV)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément, d'une part aux dispositions du code de Commerce et, notamment, de son article L 225-138 et, d'autre part des articles L 443-1 et suivants du code du travail :

1/ délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, sur ses seules délibérations, par émission d'actions réservées aux adhérents à un plan d'épargne d'entreprise et/ou à un plan partenarial d'épargne salariale volontaire en faveur desquels elle supprime le droit préférentiel de souscription des actionnaires.

2/ décide que les bénéficiaires des augmentations de capital autorisées seront, directement ou par l'intermédiaire d'un fonds commun de placement d'entreprise, les adhérents à un plan d'épargne d'entreprise et/ou à un plan partenarial d'épargne salariale volontaire

établis en commun par la Société et les sociétés qui lui sont liées au sens de l'article L 225-180 du Code de Commerce et qui remplissent, en outre, les conditions éventuellement fixées par le Conseil d'Administration.

3/ délègue également au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder au profit des mêmes bénéficiaires à des attributions gratuites d'actions ou d'autres titres donnant accès au capital, sous réserve que l'avantage en résultant n'excède pas, selon la modalité choisie, les limites fixées par la loi.

4/ fixe à cinq ans à compter du jour de la présente Assemblée Générale, la durée de validité de la présente délégation qui annule et remplace la délégation de pouvoirs de même nature conférée au Conseil d'Administration par l'Assemblée Générale du 3 mai 2001.

5/ décide de fixer à 10.925.032,56 Euros, le montant nominal maximal des actions qui pourront être ainsi émises et attribuées gratuitement.

Ce plafond est fixé de manière indépendante. En conséquence, le montant nominal des actions à émettre en vertu de la présente délégation ne s'imputera pas sur le plafond des augmentations de capital que le Conseil d'Administration est habilité à réaliser en vertu des délégations générales formant les trois résolutions qui suivent la présente résolution.

6/ décide que le prix des actions à émettre, en application du 1/ de la présente délégation, ne pourra être ni inférieur de plus de 20 %, ou 30 % dans le cadre d'un plan partenarial d'épargne salariale, à la moyenne des premiers cours cotés de l'action lors des 20 séances de bourse précédant la décision du Conseil relative à l'augmentation de capital et à l'émission d'actions correspondante, ni supérieure à cette moyenne.

7/ décide que le Conseil d'Administration aura tous pouvoirs dans les limites et sous les conditions précisées ci-dessus et celles fixées par la législation et la réglementation en vigueur à l'effet de prendre toutes mesures pour la réalisation des augmentations de capital, et le cas échéant les attributions gratuites d'actions ou d'autres titres donnant accès au capital et, notamment, fixer leurs conditions et modalités, apporter aux statuts les modifications corrélatives, imputer tous frais sur le montant des primes payées lors de l'émission des actions et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital, après chaque augmentation.

DIX HUITIEME RESOLUTION (Délégation de pouvoirs donnée au Conseil d'Administration à l'effet de procéder à l'augmentation du capital avec maintien du droit préférentiel de souscription)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément aux dispositions du Code de Commerce et, notamment, de l'alinéa 3 de son article L. 225-129-III :

1) délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera :

a/ par émission, soit en Euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies, d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la Société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité ;

b/ et/ou par incorporation au capital de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible et sous forme d'attribution d'actions gratuites ou d'élévation de la valeur nominale des actions existantes ;

2) fixe à vingt six mois la durée de validité de la présente délégation, décomptée à compter du jour de la présente assemblée.

3) décide de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs :

- Le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de deux cents millions d' Euros (200.000.000 Euros).

  Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions.

  En outre, sur ce plafond s'imputera le montant nominal global des actions émises, directement ou non, en vertu de la résolution qui suit.

- Le montant nominal maximal des valeurs mobilières représentatives de créances sur la Société susceptibles d'être émises ne pourra dépasser le plafond de un milliard cinq cent millions d'Euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies. Sur ce plafond s'imputera le montant nominal des titres de créances émis en vertu de la résolution qui suit.

4) en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs dans le cadre des émissions visées au 1/a/ ci-dessus :

a/ décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible,

b/ confère néanmoins au Conseil d'Administration la faculté d'instituer un droit de souscription à titre réductible,

c/ décide que si les souscriptions à titre irréductible, et le cas échéant à titre réductible, n'ont pas absorbé la totalité de l'émission, le Conseil d'Administration pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

* limiter l'augmentation de capital au montant des souscriptions sous la condition que celui-ci atteigne les trois quarts au moins de l'augmentation décidée,

* répartir librement tout ou partie des titres émis non souscrits,

* offrir au public tout ou partie des titres émis non souscrits, sur le marché français et/ou international,

d/ constate et décide, en tant que de besoin, que la présente délégation emporte de plein droit, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit.

5) décide que le Conseil d'Administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation de capital, en constater la réalisation et procéder à la modification corrélative des statuts.

Le Conseil d'Administration est notamment habilité à l'effet :

- d'imputer, à sa seule initiative, les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation,

- en ce qui concerne toute incorporation au capital de primes, réserves, bénéfices ou autres, de décider, le cas échéant que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues, les sommes provenant de la vente étant allouées aux titulaires des droits dans le délai fixé par les dispositions légales,

- de déléguer lui-même au président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le Conseil d'Administration peut préalablement fixer.

6) la présente délégation annule et remplace la délégation de même nature conférée par l'Assemblée Générale Mixte du 3 mai 2001, à laquelle elle se substitue.

DIX NEUVIEME RESOLUTION (Délégation de pouvoirs donnée au Conseil d'Administration à l'effet de procéder à l'augmentation du capital avec suppression du droit préférentiel de souscription)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément aux dispositions du Code de Commerce et notamment son article L 225-129-III :

1) délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, par émission soit en Euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies :

- d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la Société que ce soit par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité ; étant précisé que ces titres pourront être émis à l'effet de rémunérer des titres qui seraient apportés à la Société dans le cadre d'une offre publique d'échange sur des titres répondant aux conditions fixées à l'article L 225-148 du Code de Commerce.

2) fixe à vingt six mois la durée de validité de la présente délégation, décomptée à compter du jour de la présente assemblée.

3) décide de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs :

- Le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de deux cents millions d'Euros (200.000.000 Euros).

  Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions.

  En outre, sur ce plafond, s'imputera le montant nominal global des actions émises, directement ou non, en vertu de la précédente résolution de la présente assemblée.

- Le montant nominal maximal des valeurs mobilières représentatives de créances sur la Société susceptibles d'être émises ne pourra dépasser le plafond de un milliard cinq cent millions d'Euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies. Sur ce plafond s'imputera le montant nominal des titres de créances émis en vertu de la résolution qui précède.

4) décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au Conseil d'Administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible ; étant précisé qu'à la suite de la période de priorité, les titres non souscrits feront l'objet d'un placement public.

5) constate et décide, en tant que de besoin, que la présente délégation emporte de plein droit, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit.

6) décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la présente délégation de pouvoirs, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours de l'action constatés pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance.

7) décide que le Conseil d'Administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation du capital, en constater la réalisation et procéder à la modification corrélative des statuts.

Le Conseil d'Administration est notamment habilité à l'effet de :

- en cas d'émission de titres appelés à rémunérer des titres apportés dans le cadre d'une offre publique d'échange :

  * arrêter la liste des titres apportés à l'échange,

  * fixer les conditions d'émission, la parité d'échange ainsi que le montant de la soulte en espèces à verser, le cas échéant,

  * déterminer les modalités d'émission,

- à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation,

- de déléguer lui-même au président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le Conseil d'Administration peut préalablement fixer.

8) La présente délégation annule et remplace la délégation de même nature conférée par l'Assemblée Générale Mixte du 3 mai 2001, à laquelle elle se substitue.

VINGTIEME RESOLUTION (Suspension des délégations de pouvoirs conférées au Conseil d'Administration à l'effet de procéder à l'augmentation de capital en période d'offre publique d'achat ou d'échange)

L'Assemblée Générale décide que les délégations de pouvoirs conférées au Conseil d'Administration par les deux résolutions qui précèdent, en vue d'augmenter le capital, seront suspendues en période d'offre publique d'achat ou d'échange portant sur les valeurs mobilières émises par la Société, sauf si l'émission ou les émissions de valeurs mobilières conduisant à l'augmentation du capital ont été approuvées dans leur principe antérieurement au dépôt de l'offre d'acquisition.

La présente autorisation est valable jusqu'à la date de réunion de l'Assemblée Générale ordinaire annuelle statuant sur les comptes de l'exercice clos le 31 décembre 2003.

VINGT ET UNIEME RESOLUTION (Pouvoirs pour les formalités)

L'Assemblée Générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente réunion pour effectuer, partout où besoin sera, tous dépôts et procéder à toutes formalités de publicité légales ou autres qu'il appartiendra.

Les demandes d'inscription de projets de résolutions aux ordres du jour doivent être envoyées dans le délai de dix jours à compter de la publication du présent avis. Cet avis vaut avis de convocation. Dans l'hypothèse où ces ordres du jour seraient modifiés à la suite de la présentation par un ou plusieurs actionnaires de projets de résolution, il en serait fait part au moyen d'une nouvelle insertion au *Bulletin des Annonces légales obligatoires.*

Conformément à la loi, tous les Actionnaires pourront assister, se faire représenter ou voter par correspondance à l'Assemblée Générale Ordinaire et Extraordinaire.

Les propriétaires d'actions au porteur désirant se faire représenter ou voter par correspondance à l'Assemblée ci-dessus devront faire immobiliser leurs titres, cinq jours francs avant la date de l'Assemblée auprès de la Société PERNOD RICARD, 12, place des Etats-Unis, Paris (16ème), ou auprès des établissements ci-après :

- SOCIETE GÉNÉRALE	29, boulevard Haussmann, PARIS (9e)
- BNP/PARIBAS	16, boulevard des Italiens, PARIS (9e)
- CRÉDIT LYONNAIS	19, boulevard des Italiens, PARIS (2e)
- CRÉDIT DU NORD	59, boulevard Haussmann, PARIS (8e)
- CRÉDIT COMMERCIAL DE FRANCE	103, avenue des Champs-Elysées, PARIS (8e)
- SOCIÉTE MARSEILLAISE DE CREDIT	75, rue Paradis, MARSEILLE - 13006
- CRÉDIT AGRICOLE INV.	9, quai du Président Paul Doumer, 92220 PARIS LA DEFENSE
- CAISSE DES DÉPÔTS ET CONSIGNATIONS	56, rue de Lille, PARIS (7e)

et dans toutes les Agences de Paris et de Province de ces établissements, ou auprès de l'établissement financier dépositaire des titres.

Les titulaires d'actions nominatives, depuis cinq jours au moins avant la date de l'Assemblée pourront y assister, s'y faire représenter ou voter par correspondance sans aucune formalité.

Les formulaires de vote par correspondance pourront être obtenus au Siège de la Société.

Les votes par correspondance ne seront pris en compte que pour les formulaires parvenus à la SOCIÉTÉ GÉNÉRALE ou au Siège de la Société PERNOD RICARD dans un délai de trois jours au moins avant l'Assemblée.

Les cartes d'admission à l'Assemblée ci-dessus seront adressées à tout actionnaire qui en fera la demande au Siège de la Société 12, place des Etats-Unis à Paris (16e), ou dans un des établissements bancaires qui précèdent, en produisant, si les titres sont au porteur, une attestation d'immobilisation dans les conditions indiquées ci-dessus.